Exhibit 99.1

Richmont Mines Provides a Status Update on an Expansion Case Preliminary Economic Assessment for the Island Gold Mine

Potential for Increased Production to 1,100 Tonnes per Day with Minimal Capital Investment

TORONTO, Ontario, Canada, November 1, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), is providing a status update on an expansion case Preliminary Economic Assessment (the “Expansion Case PEA”) currently underway for the Island Gold Mine located in northern Ontario, Canada. The Expansion Case PEA is expected to be released in the first half of 2017 in order to incorporate the 2016 year-end Resource estimates and will consider a potential ore mining and mill processing rate increase to 1,100 tonnes per day beginning in 2018, with minimal capital investment being required. For the purposes of this Expansion Case PEA, only the most contiguous portion of the resources located between the 450 metre and 1,000 metre levels will be incorporated. Management will continue to evaluate a further upside scenario of up to 1,200 tonnes per day as additional resources are included in the mine plan. (All amounts are in Canadian dollars unless otherwise indicated).

“The Expansion Case PEA will leverage the impressive performance from the Island Gold Mine achieved to date as the operation is already exceeding the production and productivity targets identified in the PEA released in October 2015. The potential 1,100 tonnes per day expanded case scenario would require minimal capital investment as the operation would utilize the current ramp system with no need for an additional high speed ramp and would be internally funded utilizing our strong cash balance and growing cash flow profile.” stated Renaud Adams, CEO. He continued, “Concurrently, the encouraging results reported to date from the near-mine drilling program support the continued evaluation of a further expansion scenario of up to 1,200 tonnes per day as we grow our resource inventory and extend mine life.”

EXPANSION CASE PEA OVERVIEW

The objective of the 2016 Expansion Case PEA is to evaluate the most cost effective plan to mine over four mining horizons the portion of the mineral resources located in the main area of interest located between the 450 metre and 1,000 metre levels, in conjunction with evaluating the project capital, sustaining capital, operating costs, internal rate of return (“IRR”) and payback of the expansion to 1,100 tonnes per day as compared to the 900 tonnes per day base case scenario currently being executed. Release of the Expansion Case PEA results is expected to be in the first half of 2017, which will allow for the incorporation of the December 31, 2016 Mineral Resource estimates, which is expected to positively impact production and cost estimates. The Expansion Case PEA analysis will include consideration of the following:

  An ore mining and processing rate of 900 tonnes per day in 2017, progressively increasing to 1,100 tonnes per day by the end of 2018 when the development of the ramp system is completed in the higher grade third mining horizon.

  The total mining (ore and waste) and haulage rate productivity improvements achieved to date that would support the continued utilization of the current ramp haulage system, eliminating the project capital requirement for an additional high speed haulage ramp that was outlined in the Preliminary Economic Assessment for the Island Gold Mine released in October 2015 (the “2015 PEA”).

  Mill project capital requirements to increase milling capacity from the current average of 900 tonnes per day to an average of 1,200 tonnes per day. (Currently estimated to be less than $15 million, based on the 2015 PEA).

RICHMONT MINES INC.	PRESS RELEASE | Page 1

  Underground mine project capital requirements for 2017 to complete the accelerated development of the current ramp system in the third mining horizon, related mine utilities and ventilation system.

  Accelerated capital development in 2017 to positioning the Island Gold Mine operation to return to sustaining only capital requirement levels in 2018.

The Expansion Case PEA analysis will be based on a portion of the resources as shown in Figure 1. For the preliminary analysis the 2015 Resource estimates (inclusive of Mineral Reserves) have been used to determine the increased mining rates and potential infrastructure required. The Expansion Case PEA will incorporate the 2016 year-end Mineral Resource estimates (expected to be released in mid-February 2017), which is anticipated to positively impact production and cost estimates.

Figure 1: Expansion Case PEA Area

For purposes of the Expansion Case PEA the 2016 Mineral Resources (inclusive of Mineral Reserves) will be included in the study. Only the resources within the main continuous structure between the 450 metre and 1,000 metre levels will be incorporated. More specifically, all mineral resources above the 450 metre level, below the 1,000 metre level, and within isolated mineral resource blocks located outside the main structure, will be excluded from the Expansion Case PEA.

The economic analysis contained in the Expansion Case PEA will be partially based on inferred resources, and will therefore be preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic parameters applied to them, or to be categorized as Mineral Reserves. There is no certainty that the conversion of mineral resources to mineral reserves will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

RICHMONT MINES INC.	PRESS RELEASE | Page 2

EXPANSION CASE PEA BACKGROUND

Near-Mine Resource Growth Potential and Improved Productivities Support Expansion Case PEA

Based on the significant drilling indications for continued growth of the near-mine resources, the Expansion Case PEA will consider an expanded 1,100 tonnes per day scenario, while maintaining a minimum projected life of mine of 7 years. The Expansion Case PEA will consider a base case production rate of 900 tonnes per day in 2017, progressively increasing to 1,100 tonnes per day by the end of 2018, once the accelerated development of the ramp system in the third mining horizon is completed, and an adequate number of mining stopes are established.

During the second and third quarters of 2016, the mine achieved base case productivity of 900 tonnes per day (excluding the 16 days of the underground mine shutdown) even though approximately 50% of the ore mined came from ore development, which has a lower productivity rate when compared to long-hole stoping. For the first nine months of the year, long-hole stoping activities were primarily limited to the first mining horizon with long-hole stoping in the extensions of the second mining horizon only recently initiated in October. Including ore and waste, the mine has maintained an average total mining rate year to date of approximately 1,900 tonnes per day, which includes extra waste development required from the accelerated development strategy. As of the end of the third quarter, the eastern section of the ramp system located in the third mining horizon has reached a level of 810 vertical metres and is expected to be completed in the first quarter of 2017. The accelerated development of the western section of the ramp system in the third mining horizon will be initiated in the first half of 2017 and is expected to be completed in the first half of 2018. This will allow for multiple stopes and reduced cycle times in the higher grade third mining horizon during the second half of 2018.

The Expanded Case PEA is considering: (1) the total mining (ore and waste) and haulage productivity improvements achieved to date; (2) the projected increase in ore mining productivity as the ramp system is completed along the third mining horizon; and (3) the projected reduction in waste requirements after 2018 as the operation returns to sustaining only waste development levels. The Expansion Case PEA will not consider the need for the additional high speed haulage ramp previously identified in the 2015 PEA, thereby limiting the extra infrastructure requirement to only the expansion of milling capacity, which should significantly improve financial returns.

The Expanded Case PEA will consider an expanded milling capacity from the current average rate of 900 tonnes per day to an average throughput of 1,200 tonnes per day. A conceptual study prepared by Soutex Inc. that was incorporated into the 2015 PEA indicated that the mill capacity could be increased to 1,200 tonnes per day with an investment of less than $15 million. It is expected that the expanded milling capacity to 1,200 tonnes per day could be completed in time to accommodate the increased mining rate in 2018.

The Corporation has been operating the Island Gold Mine since 2007. The Expansion Case PEA will utilize the current actual cost structure including mining, milling, site G&A and royalties, as well as underground development and infrastructure capital costs. For mining of the deeper mineral resources, the current cost structure will be adjusted to consider the impact of mining from these lower elevations while also considering the economies of scale of the increased mining rate.

RICHMONT MINES INC.	PRESS RELEASE | Page 3

While the Expansion Case PEA will limit the increased production rate to 1,100 tonnes per day (based only on the contiguous portion of the resources as described earlier), an upside opportunity does exist to further increase the production to up to 1,200 tonnes per day as additional resources are delineated, more parallel structures are accessed and the upper resources (not included in the Expansion Case PEA) are incorporated. The 1,200 tonnes per day scenario could require additional waste development if the exploration drilling program discovers new resource blocks in the eastern lateral extension, which is located outside the Expansion Case PEA area (Refer to Figure 1). The Expansion Case PEA will not take into consideration the exploration potential of the deposit both laterally and at depth. Any additional resources identified through the Phase 2 exploration drilling program could eventually be part of a further evaluation process.

2016 MINERAL RESERVES AND RESOURCES

Near-Mine Delineation and Infill Drilling (Figures 2 and 3)

As previously disclosed in a press release dated October 12, 2016, the Corporation is advancing delineation and infill exploration drilling programs within the Expansion Case PEA area, with results to date demonstrating the significant potential to grow the near-mine reserves and identify new resource blocks located within the Expansion Case PEA area.

Positive Grade and Tonnage Reconciliations

During the first nine months of 2016, the Island Gold Mine experienced positive grade and tonnage reconciliations over the December 31, 2015 resource block model, which was used to develop the 2016 mine plan. For the nine-month period, which included mining in the first and second mining horizons only, with no tonnes mined in the higher grade third mining horizon, the mine achieved overall positive reconciliations on grades and tonnes of 25% and 6%, respectively, or 32% more ounces, as compared with the December 31, 2015 resource model. The model caps high grade assays at 95 g/t gold. Mine management is currently analysing the impact of the capping value used, as well as other resource modeling parameters, all of which will be considered in the upcoming December 31, 2016 Mineral Reserve and Resource estimates. The details of the nine-month reconciliation are presented below:

Island Gold Mine 2016 Reconciliation Summary (as of Sept. 30, 2016)
	Reserves (as of Dec., 2015; Dilution 30% at 0.5 g/t)			Mined (reconciled)			Variance (Mined vs Reserves)
	Diluted Tonnes	Diluted Grade	Diluted Ounces	Reconciled Tonnes	Reconciled Grade	Reconciled Ounces	Tonnes	Grade	Ounces
Total Development 2016	113,399	6.33	23,094	112,522	8.23	29,756	99%	130%	129%
Total Stope 2016	101,539	7.53	24,596	115,642	8.99	33,427	114%	119%	136%
Total Underground 2016	214,939	6.90	47,690	228,164	8.61	63,183	106%	125%	132%
% Development 2016	53%		48%	49%		47%
% Stope 2016	47%		52%	51%		53%

The reconciliation to date is based on mining in the first and second mining horizons only, and should not be extrapolated to the third and fourth mining horizons.

Additional information about the Mineral resources and Mineral Reserves can be found in the technical report entitled “Amended Technical Report on the Mineral Reserve and Resource Estimate as of December 31, 2015 for the Island Gold Mine” dated April 5, 2016 and effective as of December 31, 2015.

RICHMONT MINES INC.	PRESS RELEASE | Page 4

QUALIFIED PERSONS

The Expansion Case PEA is being prepared through the combined efforts of the Corporation’s internal technical team and independent consultants at InnovExplo Inc. and Soutex Inc. The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Daniel Adam P. Geo., Ph.D., Richmont’s Vice-President, Exploration, a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”).

NEXT STEPS

  Complete the 2016 resource delineation drilling program by mid-November 2016.

  Confirm the new capping and resource modeling parameters analysis to be used in the December 31, 2016 Mineral Resource estimates.

  Release of the December 31, 2016 Mineral Reserve and Resource estimates in February 2017.

  Release the results of the Expansion Case PEA in the first half 2017.

  File a NI 43-101 technical report within 45 days of release of results of the Expansion Case PEA.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", “objective” and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include, without limitation, the impact of the 2016 Mineral Reserves and Resources estimates, the ability to increase production utilizing the current ramp system, the capital requirements to increase milling capacity, changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations and the failure of our exploration drilling programs to identify significant new resources or targets or expand existing resources could also affect the results. Other risks are set out in Richmont’s Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101) adopted by the Canadian Securities Administrators differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

RICHMONT MINES INC.	PRESS RELEASE | Page 5

Figure 2: 2016 Delineation Drilling

RICHMONT MINES INC.	PRESS RELEASE | Page 6

Figure 3: 2016 Near-Mine Exploration Drilling

RICHMONT MINES INC.	PRESS RELEASE | Page 7